Moody National REIT I, Inc.
April 13, 2009
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

RE:	Moody National REIT I, Inc. Registration Statement on Form S-11 (File No. 333-150612) Acceleration Request
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Moody National REIT I, Inc. (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as then amended, effective as of 10:00 a.m., Washington, D.C. time, on April 15, 2009 or as soon thereafter as practicable. The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.
     The Company acknowledges that (i) should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, Moody National REIT I, Inc.
/s/ Brett Moody
Name:	Brett Moody
Title:	CEO

cc:	Mr. Thomas Kluck Ms. Rosemarie Thurston